EXHIBIT 12.1

CIT Group Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges Six months ended June 30, (dollars in millions)

	2008	2007
Earnings:
Net (loss) income (attributable) available to common shareholders	$(2,341.6)	$66.1
Loss from discontinued operation	2,113.8	447.3
(Benefit) for income taxes	(708.3)	(80.6)

(Loss) earnings before provision for income taxes	(936.1)	432.8

Fixed charges:
Interest and debt expenses on indebtedness	1,579.2	1,632.8
Minority interest in subsidiary trust holding solely debentures of the company, before tax	–	5.0
Interest factor: one-third of rentals on real and personal properties	13.7	12.1

Total fixed charges	1,592.9	1,649.9

Total earnings before provision for income taxes and fixed charges	$656.8	$2,082.7

Ratios of earnings to fixed charges	(1)	1.26x

(1)	Earnings were insufficient to cover fixed charges by $936.1 million for the six months ended June 30, 2008.